EXHIBIT 14.1

Code of Ethics of Greenbacker Renewable Energy Company LLC

Greenbacker Renewable Energy Company LLC

Code of Business Conduct and Ethics

November 2024

Table of Contents

1.	INTRODUCTION	1

2.	HONESTY AND ETHICAL CONDUCT	1

3.	EQUAL EMPLOYMENT OPPORTUNITY, ANTI-HARASSMENT POLICY, AND SEXUAL HARASSMENT POLICY	1

4.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS	3

5.	CONFLICTS OF INTEREST	3

6.	COMPLIANCE PROCEDURES; REPORTING VIOLATIONS	4

7.	ACCOUNTING MATTERS	6

8.	PUBLIC DISCLOSURE	7

9.	CONFIDENTIAL INFORMATION	7

10.	INFORMATION TECHNOLOGY POLICIES	8

11.	PROTECTION AND PROPER USE OF THE COMPANY'S ASSETS	8

12.	BUSINESS RECORDS	8

13.	RETENTION OF BUSINESS RECORDS	9

14.	BRIBES, GIFTS AND GRATUITIES	9

15.	POLITICAL CONTRIBUTIONS	9

16.	WAIVERS OF OR CHANGES IN THE CODE OF BUSINESS CONDUCT AND ETHICS	9

17.	COMPLIANCE	9

18.	ADMINISTRATION AND IMPLEMENTATION	10

Greenbacker Renewable Energy Company LLC

Code of Business Conduct and Ethics

1.	INTRODUCTION

It is the general policy of Greenbacker Renewable Energy Company LLC (the "Company") to conduct its business activities and transactions with the highest level of integrity and ethical standards and in accordance with all applicable laws, rules and regulations. Obeying the law both in letter and in spirit is the foundation on which the Company's ethical standards are built. In carrying out this policy, the Company has adopted the following Code of Business Conduct and Ethics (the "Code"). The Code is intended to cover the Company's directors, officers and employees. All persons covered by the Code are referred to herein as "Covered Persons."

In addition, any person who is a Greenbacker Capital Management (“GCM”) Access Person should comply with the GCM Compliance Manual and Code of Ethics which is posted in the Legal & Compliance Center in the Employee Resource Center.

Each Covered Person is expected (i) to read and understand this Code and its application to the performance of his or her business responsibilities and (ii) to conduct himself or herself in accordance with this Code and to seek to avoid even the appearance of wrongdoing or improper behavior. Those who violate the standards in this Code will be subject to disciplinary action, which may include suspension, termination and/or the reporting of violative conduct to appropriate regulatory and criminal authorities.

Other policies that govern the conduct of Covered Persons may be established by the Company from time to time that supplement and are in addition to this Code. Members of the Board of Directors of the Company (the "Board") also should refer to the Company's Corporate Governance Guidelines for additional policies that specifically govern the conduct of Board members.

After carefully reviewing this Code, you must sign the acknowledgment attached as Exhibit A hereto, indicating that you have received, read, understand and agree to comply with this Code. The acknowledgment must be returned to Claude Vuillieme, the Company's General Counsel, or such other person as may be designated from time to time by the Board within ten (10) business days of your receipt of this Code.

2.	HONESTY AND ETHICAL CONDUCT

Each Covered Person must always conduct himself or herself in an honest and ethical manner. When conducting business on behalf of the Company, each Covered Person must act with the highest standards of personal and professional integrity and not tolerate others who attempt to deceive or evade responsibility for their actions. All actual or potential conflicts of interest between personal and professional relationships must be handled honestly, ethically and in accordance with the policies specified in this Code. In addition, in matters involving the Company, all Covered Persons must be direct, honest and truthful in discussions with, or requests for information from, the Board, regulatory agency officials and government officials, as well as in all dealings with business partners and shareholders.

3.	EQUAL EMPLOYMENT OPPORTUNITY, ANTI-HARASSMENT POLICY, AND SEXUAL HARASSMENT POLICY

Equal Employment Opportunity

The Company maintains a policy of non-discrimination in employment and complies with and supports all Federal, state, and local laws regarding discrimination in employment. Specifically, the Company does not discriminate in employment opportunities or practices against any employee, intern, or applicant on the basis of race, color, gender, sex, sexual orientation, gender identity, religion, ancestry, national origin, age, marital status, pregnancy (including childbirth, lactation, or related medical conditions), mental or physical disability, veteran status, uniformed service member status, genetic information (including testing and characteristics), or any other characteristic to the extent prohibited by federal, state, or local law.

Decisions regarding staffing, selection, and promotions are made on the basis of individual qualifications related to the requirements of the position. Likewise, the administration of other human resources matters such as compensation, benefits, transfers, reductions-in-force, recall, training, education, and social/recreational programs are free from any discriminatory practices.

Employees with questions or concerns about any type of discrimination in the workplace or employees who believe they have been unlawfully discriminated against should bring these issues to the attention of the appropriate individual as described in Section 6 of this Code. Employees can raise concerns and make reports without fear of retaliation. Anyone found to be engaging in any type of unlawful discrimination will be subject to corrective action, up to and including separation of employment.

Anti-Harassment, including Sexual Harassment

It is the Company's policy that all employees have a right to work in an environment free of harassment, verbal and physical, which is based on race, color, gender, sex, sexual orientation, gender identity, religion, ancestry, national origin, age, marital status, pregnancy (including childbirth, lactation, or related medical conditions), mental or physical disability, veteran status, uniformed service member status, genetic information (including testing and characteristics), or any other legally protected status. In keeping with this commitment, we will not tolerate harassment, based on these characteristics, of employees or applicants by anyone, including any manager, coworker, customer, vendor, or other outside party with whom our employees come into contact during the course of performing their job duties at the Company. Such conduct, or interference with the investigation of an alleged incident, may result in corrective action, up to and including termination. You should direct any questions or concerns about this policy to the appropriate individual as described in Section 6 of this Code.

Under most circumstances, harassment refers to the type of conduct that is pervasive, repetitive, and sufficiently severe to alter the conditions of an employee's employment. Harassment may also refer to a single incident that is sufficiently outrageous or harmful, in and of itself, that substantially alters the conditions of an employee's employment or interferes with that individual's ability to perform job-related responsibilities. Harassment includes, but is not limited to:

1.	Unwelcome sexual advances, requests for sexual acts or favors, or other verbal or physical conduct of a sexual nature;

2.	Any statement or implication that an individual's submission to, or rejection of, such sexual conduct could be used as a condition of employment or as the basis for any employment decision affecting such individual;

3.	Any conduct, whether physical or verbal, which has the purpose or effect of substantially interfering with an individual's work performance, creating an intimidating, hostile, or offensive work environment, or adversely affecting an individual's employment opportunities. This includes, but is not limited to, slurs, jokes, or degrading comments of a sexual nature, offensive sexual flirtation, sexual advances or propositions; abuse of a sexual nature, graphic verbal comments about an individual's body, sexual innuendo or suggestive comments, sexually oriented "kidding" or "teasing", unwanted physical touching, such as patting or pinching another's body, and the display of sexually suggestive printed or visual materials in the workplace, clothing, objects or pictures;

4.	Additionally, conduct such as that described above that targets a person based on any of the protected categories noted above.

Every employee must avoid any conduct that reasonably could be interpreted as discrimination or harassment under this Code, even if such conduct was not intended as offensive. All employees are responsible for helping to ensure we avoid unlawful harassment and are encouraged to take appropriate steps to eliminate conduct that they believe is unwelcome, offensive, or in poor taste. Appropriate steps include, but are not limited to, telling the harasser to stop and/or reporting the incident(s) to the appropriate individual as described in Section 6 of this Code.

4.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Obeying the law both in letter and in spirit is the foundation on which the Company's ethical standards are built. When conducting Company business, all Covered Persons must respect and obey the laws, rules and regulations (including insider trading laws) of the cities, states and countries in which the Company operates and the rules and regulations applicable to the Company's business. Although not all Covered Persons are expected to know the details of the laws, rules and regulations to which the Company is subject, it is important to understand enough to determine when it is necessary or appropriate to seek advice from supervisors, managers or other persons, including the General Counsel, who can provide guidance on such matters.

Disregard of the law will not be tolerated. Violation of domestic or foreign laws, rules and regulations may subject an individual, as well as the Company, to civil or criminal penalties. You should be aware that conduct and records, including e-mails, are subject to internal and external audits and to discovery by third parties in the event of a government investigation or civil litigation. Consequently, it is in everyone's best interest to understand and comply with the laws, rules and regulations applicable to the Company.

Please refer to the Company’s Restricted List before making any securities transactions in your personal financial trading accounts and do not transact in any issuer on the Company’s Restricted List without prior authorization from the General Counsel or Chief Compliance Officer of GCM . The Restricted List is posted in the Legal & Compliance Center in the Employee Resource Center.

5.	CONFLICTS OF INTEREST

All Covered Persons must avoid any situation in which personal interests conflict with those of the Company. Covered Persons are expected to be totally free of any competing interest when making business decisions. Accordingly, all Covered Persons must refrain from personal activities or interests that could influence their objective decision-making ability. Covered Persons may not accept any benefits from the Company that have not been duly authorized and approved pursuant to Company policy and procedures. Transactions or arrangements that may involve a conflict of interest are prohibited unless they have been specifically approved in advance. Exceptions may be made only after review and approval of specific or general categories by the Board (in the case of executive officers or directors) and the General Counsel (in the case of employees who are not executive officers and directors).

A "conflict of interest" occurs when a person's private interest interferes in any way (or even appears to interfere) with the interests of the Company as a whole. A conflict situation can arise, for example, when a Covered Person takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also may arise when a Covered Person, or any Family Member (as defined below) of such person, receives improper personal benefits as a result of his or her position at the Company.

Loans or Other Financial Transactions

Loans to, other than those made in the ordinary course of business, or guarantees of obligations of, Company officers or their Family Members may also create a conflict of interest. No employee may obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material tenant, contractor, real estate broker/agent, partner, lender or competitor of the Company. This guideline does not prohibit arms- length transactions with recognized banks, brokerage firms, other financial institutions or any company that is a material tenant, contractor, real estate broker/agent, partner, lender or competitor, except that loans or guarantees of personal obligations are prohibited from any material contractors or broker/agents under any circumstance.

Corporate Opportunities

Covered Persons owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Covered Persons must offer to the Company any business opportunities related to the Company's business objectives (as described in any of the Company's periodic report filed by the Company from time to time with the Securities and Exchange Commission (the "SEC")). Covered Persons are prohibited from taking for themselves opportunities that are discovered through the use of the Company's property, information or position unless such opportunities are presented to the Board and the Board declines to pursue such opportunities. Covered Persons may not use the Company's property, information or position for improper personal gain, nor may any Covered Person compete with the Company; provided, however, that a Covered Person shall not be deemed to be competing with the Company by virtue of engaging in matters described in such Covered Person's employment agreement.

If you have any questions about a potential conflict of interest or if you become aware of an actual or potential conflict, and you are not an executive officer or director of the Company, you should discuss the matter with your supervisor or the General Counsel. Supervisors may not authorize conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first seeking the approval of the General Counsel and providing the General Counsel with a written description of the activity. Executive officers and directors of the Company must seek authorizations and determinations from the General Counsel who will refer to the matter to the Audit Committee as appropriate.

For purposes of this Code, "Family Member" generally means a person's spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person's home.

6.	COMPLIANCE PROCEDURES; REPORTING VIOLATIONS

The Company expects all Covered Persons to work to ensure prompt and consistent action against violations of this Code. This Code covers a wide range of business practices and procedures, but it does not address every applicable law or respond to every ethical question or concern that may arise. Nonetheless, the general guidelines of this Code provide each Covered Person with the Company's expectations regarding business dealings. The Company understands that there may be some situations in which it is difficult to know right from wrong. In determining the best course of action, each Covered Person should answer the following questions to help evaluate specific situations:

●	Is it legal?

●	Is it in the best interests of the Company?

●	Will my action comply with the intent and purpose of the Company's policies and practices?

●	Will I compromise myself or the reputation of the Company by this action if it becomes known to my supervisor, colleagues, shareholders or friends?

●	Is this action honest in every respect?

●	Could this action appear inappropriate to others, even if it is ethical?

●	How does this make me feel about myself and the Company?

●	Would I feel comfortable if an account of my actions were published with my name in the newspaper?

If something you have seen, heard or been asked to do (or not do) seems illegal, unethical or improper, it may very well be. Each Covered Person should use his or her judgment before taking any action that could be deemed a violation of this Code or any law, rule or regulation or Company policy. Furthermore, any Covered Person who becomes aware of any existing or potential violation of this Code or any law, rule or regulation or Company policy has an obligation to report his or her complaint or concern. Such report may be made to his or her supervisor, to the General Counsel, the Company's Chief Financial Officer (if such complaint or concern is related to financial, accounting or auditing matters), to the Chief People Officer (if such complaint is related to a workplace matter), or you may also contact the Nominating / Corporate Governance Committee (the "[NCGC]") of the Board directly at the address below.

Reporting Contacts
General Counsel	Greenbacker Renewable Energy Company LLC Attn: Claude Vuillieme – claude.vuillieme@greenbackercapital.com
Chief Financial Officer	Greenbacker Renewable Energy Company LLCAttn: Christopher Smith - Christopher.smith@greenbackercapital.com
Interim Chief People Officer	Greenbacker Renewable Energy Company LLCAttn: Debi Lee – debi.lee@greenbackercapital.com
Nominating / Corporate Governance Committee	Greenbacker Renewable Energy Company LLCAttn: Robert Herriott@greenbackercapital.com

If any Covered Person is uncomfortable using any of these procedures for reporting violations or concerns, reports can be made through the whistleblower hotline. The system allows for true anonymous and confidential reporting to the ADP MyLife Advisor team by dialing toll-free, 1-844-448-0325 (the “ADP hotline”). If reporting by phone, a specialist will help collect a statement and any other relevant information.

Because of the built-in confidentiality, it is important that any report be as specific and detailed as possible. No reporting person is required to provide their name or give any other personally identifiable information when making a report. As a further measure of protection against retaliation and to safeguard anonymity, Covered Persons with access to submitted whistleblower reports are unable to view any reports in which they are mentioned. Reports can be made concerning the Company, and their directly associated business and legal entities and individuals employed therein.

It is important to recognize that the whistleblower hotline is not regarded as a normal venue for registering concerns, and it is not to be employed casually or inappropriately.

However, we are committed to maintaining the highest ethical standards in our workplace. If you experience or observe what you believe is inappropriate behavior and feel you have exhausted all other reporting avenues or you are not comfortable reporting an incident in person, we hope you will use the whistleblower hotline to report it.

All reports will be taken seriously by the Company and, when appropriate, the Company will fully investigate each allegation. This may include talking to any individuals directly involved, as well as to others who may possess information pertinent to the situation. The Company will not tolerate any retaliation against any Covered Person for raising, in good faith, a possible violation of this Code or of a law, rule or regulation. Retaliation for reporting a federal offense is illegal under federal law. Any person who participates in retaliatory conduct will be subject to disciplinary action up to and including, where appropriate, termination of employment. Misusing this Code by knowingly or recklessly providing false information to the Company may also result in appropriate disciplinary action.

Every director, officer, manager and supervisor who receives a complaint or a report alleging or regarding an actual or potential violation of this Code or of a law, rule or regulation has, without exception, the responsibility to immediately communicate such complaint to the General Counsel, the Company's Chief Financial Officer (if such complaint or report is related to financial, accounting or auditing matters), or the Company's Chief People Officer (if such complaint or report is related to a workplace matter).

7.	ACCOUNTING MATTERS

Internal Accounting Controls

The Company places the highest priority on "best practices" disclosure. The Company's annual reports, quarterly reports and press releases, and other public disclosure of the Company's financial results, reflect how seriously it takes this responsibility.

Covered Persons share this responsibility with senior management and the Board and must help maintain the integrity of the Company's financial records. The Company trusts that every employee understands that protecting the integrity of its information gathering, information quality, internal control systems and public disclosures is one of the highest priorities it has as a firm.

Any Company officer, director or employee who observes conduct that causes them to question the integrity of the Company's internal accounting controls and/or disclosure, or if they otherwise have reason to doubt the accuracy of Company's financial reporting, it is imperative that such concerns are brought to the Company's attention immediately. Any Company officer, director or employee should promptly report any concerns and can do so through any of the individuals listed in Section 6 .\

Improper Influence on the Conduct of Audits

It is unlawful for an officer, director or employee, or any other person acting under the direction of any such persons, to take any action to fraudulently influence, coerce, manipulate, or mislead the independent accountants engaged in the performance of an audit of the Company's financial statements for the purpose of rendering such financial statements materially misleading. Any such action is a violation of this Code. Any person who engages in such conduct will be subject to sanctions under this Code, including termination in the case of an employee, in addition to potential civil and criminal liability.

8.	PUBLIC DISCLOSURE

The Company is committed to providing full, fair, accurate, timely and understandable disclosure in the current reports, periodic reports and other information it files with or submits to the SEC and in other public communications, such as press releases, earnings conference calls and industry conferences, made by the Company or on the Company's behalf. In meeting such standards for disclosure, the Company's officers and directors shall at all times strive to comply with the Company's disclosure obligations and , as necessary, appropriately consider and balance the need or desirability for confidentiality with respect to non-public negotiations or other business developments.

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing effective disclosure controls and procedures and internal control over financial reporting within the meaning of applicable SEC rules and regulations. The Company expects the Chief Executive Officer, General Counsel and the Chief Financial Officer to take a leadership role in implementing such controls and procedures and to position the Company to comply fully with its disclosure obligations within the timeframe required under applicable SEC rules and regulations. No Covered Person should interfere with, hinder or obstruct the Company's efforts to meeting the standards for public disclosure set forth above.

The Company's Chief Executive Officer and Chief Financial Officer are the Company's principal spokespersons. If someone outside the Company asks you questions or requests information regarding the Company, its business or financial results, do not attempt to answer. All requests for information - from reporters, securities analysts, shareholders or the general public - should be referred to either of these spokespersons, who will handle the request or delegate it to an appropriate person.

9.	CONFIDENTIAL INFORMATION

All Covered Persons have responsibility for maintaining the confidentiality of confidential corporate information entrusted to them as a result of their position or association with the Company, including any information that might be useful to competitors or harmful to the Company if disclosed as well as data containing personal private information of employees, customers and vendors. Except as required by law, rule or regulation or as expressly authorized by the Company's Chief Executive Officer or General Counsel, every Covered Person who has access to such confidential corporate information must limit disclosure of such information to other Covered Persons who have a clear need to know or are formally designated to be permitted to have access to such information. This obligation continues after your employment with, or service to, the Company's ends.

If there are any questions concerning confidential information or the treatment of what is believed to be confidential corporate information, please contact the General Counsel.

Notwithstanding anything contained in this Code or any agreement between a Covered Person and the Company and its affiliates to the contrary, and consistent with all U.S. federal, state and local laws, rules and regulations that apply to the Company, including without limitation any whistleblower regulations set forth in Rule 21F-17 promulgated under the Securities Exchange Act of 1934, as amended, which provides that no person may take any action to impede an individual from communicating directly with the staff of the SEC about a possible securities law violation, including enforcing, or threatening to enforce a confidentiality agreement with respect to such communications, it is the policy of the Company not to enforce (and to waive its right to enforce) such provisions in any agreement with respect to such communications with any government agency or body, and nothing contained in this Code or in any other agreement with a Covered Person is intended to interfere with or discourage such communications or to discourage individuals from participating in an investigation by a governmental entity regarding a suspected violation of the law.

10.	INFORMATION TECHNOLOGY POLICIES

The Company has and periodically updates its information technology policies (available in the Employee Resource Center) that are designed to sustain and protect our information technology systems, equipment and data. All Covered Persons are required to carefully review such policies and ensure, where applicable, compliance with all such policies and related procedures.

11.	PROTECTION AND PROPER USE OF THE COMPANY'S ASSETS

All Covered Persons should protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. Any suspected incident of fraud or theft should be immediately reported to the Company's General Counsel. All of the Company's assets should be used for legitimate business purposes and should not be used for non-company business, although incidental personal use may be permitted with the permission of your supervisor.

12.	BUSINESS RECORDS

The Company's responsibilities to its shareholders require that all of the Company's books, records, accounts and financial statements be maintained in reasonable detail, appropriately reflect the Company's transactions and conform to applicable legal requirements, the Company's system of internal controls and accounting principles generally accepted in the United States ("GAAP"). The Company relies on the accuracy and completeness of its business records to (i) provide full, fair, accurate, timely and understandable disclosure in the current reports, periodic reports and other information it files with or submits to the SEC and in other public communications, such as press releases, earnings conference calls and industry conferences, made by the Company or on the Company's behalf, (ii) make management decisions and (iii) analyze its operations. The accuracy of such records is essential for continued, long-term business success.

No false, misleading or artificial entries may be made by any Covered Person in the books and records of the Company. All Covered Persons with supervisory responsibility shall establish and implement appropriate internal accounting controls over all areas of their responsibility to ensure the safeguarding of the Company's assets and the accuracy of its financial records and reports. The Company has adopted controls in accordance with internal needs and the requirements of applicable laws and regulations. These established accounting practices and procedures must be followed to assure the complete and accurate recording of all transactions. All Covered Persons, within their areas of responsibility, are expected to adhere to these procedures, as directed by the Chief Financial Officer.

Any accounting adjustments that materially depart from GAAP must be approved by the Company's Chief Financial Officer. In addition, all material off-balance-sheet transactions, arrangements and obligations, contingent or otherwise, and other relationships of the Company with unconsolidated entities or other persons that may have material current or future effects on the financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses must be disclosed to the Company's Chief Financial Officer.

13.	RETENTION OF BUSINESS RECORDS

Records retention policies seek to establish consistent practices concerning how long records should be kept and when, in the normal course of business, they should be destroyed. All Covered Persons must comply at all times with all laws, rules and regulations relating to records preservation, all records retention policies and all document or record preservation notices. Records must be maintained for the duration of the assigned retention periods. A record is any information, regardless of physical format, which has been created or received in the transaction of the Company's business. Physical format of a record includes paper documents, CDs, DVDs, computer hard disks, e-mail, flash drives, floppy disks, microfiche, microfilm or all other media. The retention and proper disposal of the Company's records shall be in accordance with established Company policies and applicable legal and regulatory requirements.

14.	BRIBES, GIFTS AND GRATUITIES

The Company shall enter into and conduct all business relationships honestly and ethically. Bribery, kickbacks or other improper payments, direct or indirect, to any person to obtain a contract, some other commercial benefit or government action has no place in our business and is strictly prohibited. The Company also strictly prohibits any Covered Person from accepting such payments from anyone. All Covered Persons shall comply with the Company’s Anti-Bribery and Anti-Corruption Policy attached hereto as Exhibit B and incorporated herein.

15.	POLITICAL CONTRIBUTIONS

In respect of political contributions, all Covered Persons shall comply with the Company’s Anti- Bribery and Anti-Corruption Policy attached hereto as Exhibit B and incorporated herein. GCM Access Persons must pre-clear all political contributions in accordance with the procedures set forth in GCM’s Compliance Manual and Code of Ethics.

16.	WAIVERS OF OR CHANGES IN THE CODE OF BUSINESS CONDUCT AND ETHICS

It may be appropriate for a provision of this Code to be waived in a particular circumstance. Any waiver of, or changes to, this Code that apply to executive officers or directors of the Company may be made only by the Board, or by a Committee of the Board, and must be promptly disclosed to shareholders as required by law or regulation of the SEC. Any other Covered Person seeking a waiver should speak to his or her supervisor, who, in turn, should obtain the approval of the Company's General Counsel regarding such matter.

17.	COMPLIANCE

The matters covered in this Code are of the utmost importance to the Company, its shareholders and its business partners, and are essential to the Company's ability to conduct its business in accordance with its stated values. The Company expects all Covered Persons and persons with whom the Company transacts business to adhere to the standards set forth in this Code in carrying out their duties to the Company. Individuals whose actions are deemed to be in violation of this Code or other policies of the Company that may be adopted from time to time will be subject to disciplinary action, up to and including termination.

18.	ADMINISTRATION AND IMPLEMENTATION

The NCGC has overall responsibility for administering and interpreting this Code. The Company's General Counsel is responsible for the implementation of this Code. This Code may be amended or modified at any time by the Board.

Effective: November 8, 2024

Exhibit A

GREENBACKER RENEWABLE ENERGY COMPANY LLC

CODE OF BUSINESS CONDUCT AND ETHICS ACKNOWLEDGMENT

I hereby acknowledge that I have received, read, understand and will comply with the Greenbacker Renewable Energy Company LLC’s Code of Business Conduct and Ethics.

I will seek guidance from, and raise concerns about possible violations of the Code of Business Conduct and Ethics with my supervisor or senior management.

I understand that my agreement to comply with the Code of Business Conduct and Ethics does not constitute a contract of employment.

Please sign here: ________________

Print Name: ____________________

Date: ________________

This signed and completed form must be returned to Claude Vuillieme , the Company’s General Counsel within ten (10) business days of receiving this Code.

Exhibit B

GREENBACKER RENEWABLE ENERGY COMPANY LLC

ANTI-BRIBERY AND ANTI-CORRUPTION POLICY

October 2024

Anti-Bribery and Anti-Corruption Policy – October 2024

APPLICATION OF THE POLICY

This Anti-Bribery and Anti-Corruption Policy (this “Policy”) applies to all directors, officers, employees, and temporary workers1 collectively “personnel” of Greenbacker Renewable Energy Company LLC and all of its controlled subsidiaries, and its Board of directors (collectively, “Greenbacker”, “we”, “us”, “our” or “the Organization”).

This Policy reflects the standards to which the Organization expects any person or entity that performs services on behalf of the Organization to adhere to when acting on the Organization’s behalf. Such persons or entities acting on the Organization’s behalf could include business associates, partners (including joint venture partners), agents, intermediaries, representatives, suppliers, contractors, third party service providers, consultants, and any other individual or entity that performs services for or on behalf of the Organization (collectively “Third Parties”).

This Policy should be read in conjunction with the Employee Handbook (“the Handbook”), which serves as a guide for how you should conduct yourself as a member of the Greenbacker team.

Please direct any questions and requests for authorization relating to this Policy to the General Counsel, internal legal counsel or any member of the Organization’s Executive Committee (“Senior Executive”). Please see Appendix “A” hereto for contact information for the General Counsel and the internal legal counsel that should be contacted with respect to this Policy.

COMMITMENT TO ANTI-BRIBERY AND ANTI-CORRUPTION

The purpose of this Policy is to reiterate the Organization’s commitment to conducting its business with honesty and integrity and in full compliance with applicable anti-bribery or anti-corruption laws, including, but not limited to, those applicable in the jurisdictions which we operate (including United States and Canada). If local laws are more restrictive than this policy, the more stringent local requirement will apply.

PROHIBITION

Bribery and corruption are strictly prohibited.

We do not pay bribes in furtherance of our business and expect that you will not do so on our behalf. We have a zero-tolerance approach towards bribery. This commitment comes from the highest levels of management and you must meet this standard.

1 For purposes of the Policy, “temporary workers” include non-full-time and full-time employees and consultants and contractors etc. that work on our premises. The business group retaining a temporary worker is responsible for ensuring that the temporary worker certifies their commitment to comply with the Policy.

Anti-Bribery and Anti-Corruption Policy – October 2024

A “bribe” is anything of value that is offered, promised, given or received by any party to influence a decision or to gain or reward an improper or unfair advantage for the benefit of the Organization or any other party. “Corruption” is the abuse of power or position for private gain. Bribery and corruption can take many forms, including the offering, provision or acceptance of:

●	Cash payments;

●	Loans or non-arm’s length transactions;

●	Phony jobs or “consulting” relationships;

●	Kick-backs;

●	Political contributions;

●	Charitable donations;

●	Employment opportunities, directorships, internships or secondments;

●	Social benefits;

●	Excessive discounts or rebates;

●	Procurement and service contracts; or

●	Gifts, travel, entertainment, hospitality, and the reimbursement of expenses

The Organization strictly prohibits all bribery or corruption, in any form whatsoever.

Do not make “facilitation payments”.

Facilitation payments are also a form of bribe and are, therefore, not permitted. Facilitation payments are small payments made to secure or speed up routine actions or otherwise induce public officials or other Third Parties to perform routine functions they are otherwise obligated to perform, such as issuing permits, approving immigration documents or releasing goods held in customs. This does not include official, legally required statutory or administrative fees formally imposed and codified by government agencies for expedited services.

If you have a question about whether a particular payment is permitted under this Policy, please contact the General Counsel, internal legal counsel listed in Appendix “A” or a Senior Executive prior to making such payment.

DEALING WITH PUBLIC OFFICIALS

Interactions with public officials require enhanced scrutiny and sensitivity.

A “public official” is any person who is employed by or is acting in an official capacity for a government, a department, agency or instrumentality of a government, regulator, or a public international organization. This includes elected or appointed persons who hold legislative, administrative or judicial positions such as politicians, bureaucrats, civil servants, and judges. It also includes candidates for political office, political party officials and persons who perform public functions such as professionals working for public pension plans, public health agencies, water authorities, planning officials and agents of public international organizations such as the United Nations or World Bank. A “public official” also includes employees of government-owned or controlled businesses such as the manager of a state-owned public utility.

There is increased sensitivity and scrutiny of dealings with public officials because this has traditionally been an area where bribery activity and corruption are more likely to occur. Be cognizant of these risks in your dealings and interactions with public officials and consider how your actions may be viewed. For example, payments, gifts or employment to close relatives of public officials may be treated by enforcement authorities as direct payments to the public officials and therefore may constitute violations of law. Similarly, hiring public officials or applicants related to, or referred by, public officials should be subject to enhanced review to ensure that the related risks are appropriately mitigated.

Anti-Bribery and Anti-Corruption Policy – October 2024

As a result, gifts to public officials are strictly prohibited and entertainment for public officials should be modest and reasonable. In addition, because interactions with public officials carry special risks under applicable anti- bribery and anti-corruption laws, contracts and payments to public officials should be reviewed carefully to determine what additional safeguards, if any, may be necessary to protect the Organization. Please seek authorization from the General Counsel, internal legal counsel listed in Appendix “A” or a Senior Executive prior to entertaining, contracting with, or offering or making payments to public officials.

GIFTS, MEALS AND ENTERTAINMENT

The giving or receiving of gifts, meals and entertainment should be proportionate and reasonable for the circumstances, for legitimate purposes only, and not with a view to improperly inducing a third-party to misuse their position or as a quid pro quo for official action or with linkage to an official decision.

Subject to the restrictions set out in the prior section relating to public officials, gifts given to or received from persons who have a business relationship with the Organization are generally acceptable, if the gift is modest in value (under $500), is appropriate to the business relationship, is not given or received to gain an improper advantage and does not create an appearance of impropriety. No cash payment or cash equivalents should be given or received.

Meals and other entertainment (e.g. tickets to sporting events or theatre, rounds of golf) given to or received from persons who have a business relationship with the Organization are generally acceptable, but again only if the entertainment is reasonable in value, appropriate to the business relationship, infrequent, is not given or received to gain an improper advantage, does not create an appearance of impropriety, is otherwise in accordance with applicable laws and regulations, and if a representative from the sponsoring organization (the party paying for the entertainment) is present at the event. For the avoidance of doubt, if a representative from the sponsoring organization is NOT present at the event, the meal or entertainment would be considered a gift. Note that many jurisdictions have laws restricting entertainment of public officials or their close relatives.

Gifts, meals and entertainment that are repetitive, no matter how small, may be perceived to be an attempt to create an obligation to the giver and should not be provided. Gifts or entertainment given close in time to when a decision impacting Greenbacker’s business is being made (including by a private business partner) may be perceived as a bribe in return for a favorable decision and should also not be provided. Employees should not pay for gifts, meals and entertainment personally to avoid having to report or seek approval for it.

Travel (e.g. for due diligence or a site visit) and other similar items given or received are considered gifts for the purposes of this Policy. When these types of items are given, payment should be made directly to the provider (as opposed to providing a reimbursement to the individual), whenever possible. Under no circumstances should cash or per diem reimbursements be provided.

Anti-Bribery and Anti-Corruption Policy – October 2024

If you are in doubt as to whether gifts, meals or entertainment proposed to be given or received are proportionate and reasonable for the circumstances, please consult the General Counsel, internal legal counsel listed in Appendix “A” or a Senior Executive.

POLITICAL DONATIONS AND LOBBYING

Do not offer or make contributions to political parties, officials and/or candidates that might influence, or be perceived as influencing, a business decision.

To ensure that we do not violate law and regulations regarding political donations in any country, all political donations, no matter how small or insignificant, made on behalf of the Organization (directly or indirectly), or otherwise relating to its business, must be authorized in advance by the General Counsel, internal legal counsel listed in Appendix “A” or a Senior Executive. Political donations should not be made on behalf of the Organization in countries in which we do not have a presence.

Political donations made by individuals on their own behalf and unrelated to the Organization’s business should comply with any applicable local laws and regulations and, if the individual is a Greenbacker Capital Management (“GCM”) Access Person, the GCM Compliance Manual and Code of Ethics.

In the United States and other jurisdictions, various federal, state, and municipal laws and regulations impose specific restrictions and rules with respect to political contributions, including both those made on behalf of the Organization or made by individuals on their own behalf, which can carry significant penalties for the Organization for violations. Greenbacker’s regional policies on political contributions should be consulted and adhered to before making any political contributions on behalf of the Organization or by individuals on their own behalf.

Do not engage in any lobbying activities on behalf of the Organization without specific authorization.

The Organization encourages its employees, officers and directors to take an active role in public service. However, any participation in this regard is to be undertaken as an individual and not as a representative of the Organization.

Lobbying activities generally include attempts to influence the passage or defeat of legislation and it may trigger registration and reporting requirements. In many jurisdictions, the definition of lobbying activity is extended to cover efforts to induce rule-making by executive branch agencies or other official actions of agencies, including the decision to enter into a contract or other arrangement.

You may not engage in lobbying activities on behalf of the Organization without the prior authorization from the General Counsel, internal legal counsel listed in Appendix “A” or a Senior Executive.

Anti-Bribery and Anti-Corruption Policy – October 2024

CHARITABLE DONATIONS

Do not solicit or offer donations to suppliers, vendors or public officials in a manner which communicates that a donation is a prerequisite for future business or that the offer of a donation is intended to obtain or retain business and a business advantage.

We encourage our directors, officers and employees to contribute personal time and resources to charities and nonprofit organizations. However, unless the solicitation is supported by the Organization, you are prohibited from using the Organization’s resources to solicit donations.

All requests on behalf of the Organization for corporate donations to charities and other not-for-profit organizations shall be authorized in advance by the General Counsel, internal legal counsel listed in Appendix “A” or a Senior Executive. Charitable donations or requests for charitable donations made by individuals on their own behalf should have no relationship to the Organization business and must comply with any applicable local laws and regulations.

To help ensure that our practices are reasonable, appropriate and otherwise in accordance with applicable regulatory requirements, the making of certain solicited donations must be logged and/or pre-approved. If you are requested by a public official to make a donation to a particular charity, please seek authorization from the General Counsel, internal legal counsel listed in Appendix “A” or a Senior Executive before agreeing to or making the donation.

RECORD-KEEPING

Record all our transactions in a complete, accurate and detailed manner so that the purpose and amount of the transaction is clear.

In addition to prohibiting bribery and corruption, some anti-bribery and anti-corruption legislation requires proper record-keeping and the establishment and maintenance of internal controls. The purpose of these provisions is to prevent companies from concealing bribes and to discourage fraudulent accounting practices.

All the Organization’s transactions must be recorded completely, accurately and with sufficient detail so that the purpose and amount of any payment is clear. No accounts or payments may be kept “off-book”. False, misleading, or artificial entries must never be made in the books and records of the Organization for any reason.

THIRD PARTIES

Third Parties are not permitted to pay, offer, accept or request bribes on our behalf.

The Organization may be scrutinized and/or prosecuted for failing to detect and prevent bribery by a person associated with it. This includes any Third Party (as defined above). Employees should avoid doing business with Third Parties who do not have a zero-tolerance approach to bribery.

This means due diligence shall be undertaken on Third Parties to establish their anti-bribery credentials, where warranted by the assessed level of risk. This could include informing these persons (and associated companies) of this Policy, meeting with them to better assess their character, and making inquiries into their reputation and past conduct. Anti-bribery language should be included in Third Party agreements, when appropriate, in consultation with internal legal counsel listed in Appendix “A”.

Anti-Bribery and Anti-Corruption Policy – October 2024

REPORTING

The Organization’s personnel have an obligation to adhere to this Policy. If you witness behavior on the part of the Organization’s personnel or any Third Party that you believe may represent a violation of this Policy, you must promptly report it. Internal reporting is important to the Organization and it is both expected and valued.

You are required to be proactive and promptly report any suspected violations of this Policy, or any illegal or unethical behavior of which you become aware, including, but not limited, to any situations where a public official or other party requests or appears to request an inappropriate benefit. The Organization takes all reports seriously, and every report received will be assessed and, where necessary, an appropriate investigation will be undertaken. The confidentiality of reported violations will be maintained where possible, consistent with the need to conduct an adequate review and subject to applicable law.

Reports should in the first instance be made to the General Counsel, internal legal counsel listed in Appendix “A”, or a Senior Executive, who will ensure that the information is properly handled and escalated, as necessary. In the event that this does not appear to be an appropriate avenue because of the nature or the content of the report, it should be made to the ADP Reporting Hotline as set forth in the Handbook. The Reporting Hotline (1-844-448- 0325) is managed by an independent third party and allows anyone to anonymously report suspected unethical, illegal or unsafe behavior toll-free, 24 hours a day, 7 days a week.

No retribution or retaliation will be taken against any person who has made a report based on the reasonable good faith belief that a violation of this Policy has occurred.

ENFORCEMENT AND DISCIPLINARY ACTION

The Organization will impose discipline on individuals found to have breached this Policy, in a manner that is fair, consistent and that reflects the nature and facts of the violation. Anyone subject to this Policy who violates it may face disciplinary actions up to and including termination of his or her employment for cause and without notice. The violation of this Policy may also violate certain anti-bribery and anti-corruption laws. If the Organization discovers a violation of any anti-bribery laws, it may refer the matter to the appropriate authorities, which could lead to penalties, fines or imprisonment or other liability.

Anti-Bribery and Anti-Corruption Policy – October 2024

APPENDIX A

CONTACT INFORMATION FOR POLICY

GENERAL COUNSEL

Claude Vuillieme

(646) 515-7488

claude.vuillieme@greenbackercapital.com

INTERNAL LEGAL COUNSEL

A.J. Snell

(617) 459-5744

aj.snell@greenbackercapital.com

Julianne Hull

(617) 233-5916

julianne.hull@greenbackercapital.com

Anti-Bribery and Anti-Corruption Policy – October 2024